Talcott Resolution Life Insurance Company
Talcott Resolution Life Insurance Company Separate Account Seven
Leaders Series I/IR
[This contract was previously sold under various marketing names depending on which distribution partner sold the contract and/or when the contract was sold. These marketing names include: Leaders Series I/IR, Leaders Solution Series I/IR, Leaders Elite Series I/IR, and Director Focus Series I/IR]

Supplement dated June 30, 2026 to the annual product notice dated May 1, 2026
The following supplements and amends the annual product notice for the above-mentioned contracts. Please read this supplement carefully and retain it for future reference. Special terms not defined in this supplement have the same meanings as in the annual product notice.
Effective May 1, 2026, in Appendix A - Investment Options Available Under the Contract:
“Current Expenses” for the following funds are updated:
NOTE: LVIP ClearBridge Dividend Strategy Fund and LVIP ClearBridge Large Cap Value Fund are only available for Director Focus Series I/IR contracts.

Fund and Adviser/Subadviser	Current Expenses
Franklin Mutual Shares VIP Fund - Class 2 Adviser: Franklin Mutual Advisers, LLC	0.94%
Franklin Strategic Income VIP Fund - Class 1 Adviser: Franklin Advisers, Inc.	0.82%*
Hartford Capital Appreciation HLS Fund - Class IB Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	0.93%
Hartford Disciplined Equity HLS Fund - Class IB Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	0.85%
LVIP ClearBridge Dividend Strategy Fund – Standard Class Adviser: Lincoln Financial Investments Corporation Subadviser: ClearBridge Investments, LLC	0.75%*
LVIP ClearBridge Large Cap Value Fund – Standard Class Adviser: Lincoln Financial Investments Corporation Subadviser: ClearBridge Investments, LLC	0.72%*

The following fund names are updated:

Former Name	New Name
American Funds Global Small Capitalization Fund	American Funds SMALLCAP World Fund
American Funds International Fund	American Funds EUPAC Fund

HV-8290